Exhibit 99.1

THIRD QUARTER 2009
EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS RECORD THIRD QUARTER 2009 RESULTS

All amounts are in Canadian dollars, and are based on our unaudited Interim Consolidated Financial Statements and related notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted. Our Q3 2009 Report to Shareholders and supplementary financial information are available on our website at rbc.com/investorrelations.

TORONTO, August 27, 2009 – Royal Bank of Canada (RY on TSX and NYSE) reported record net income of $1,561 million for the third quarter ended July 31, 2009, up $299 million or 24% from a year ago. Earnings were driven by strong results from Capital Markets and solid performances in Canadian Banking, Wealth Management and Insurance. Market environment-related losses continued to subside reflecting improving capital market conditions.

“Our record results this quarter reflect the strength of our franchise, and our ability to take advantage of opportunities and drive efficiencies,” said Gordon M. Nixon, RBC President and CEO. “We are building on our strong competitive positions and successfully executing against our long term strategy. Our performance this quarter demonstrates the competitive advantage of our diverse business mix,” Nixon said.

Third quarter 2009 compared to third quarter 2008

•	Net income of $1,561 million (up from $1,262 million)
•	Diluted earnings per share (EPS) of $1.05 (up from $.92)
•	Return on common equity (ROE) of 19.5% (unchanged)
•	Tier 1 capital ratio of 12.9%

First nine months of 2009 compared to first nine months of 2008

•	Net income of $2,564 million (down from $3,435 million)
•	Cash net income of $3,699 million (up from $3,520 million) (1)
•	Diluted EPS of $1.70 (down from $2.57)
•	Cash diluted EPS of $2.51 (down from $2.63) (1)
•	ROE of 10.7% (down from 18.8%)
•	Cash ROE of 15.3% (down from 19.1%) (1)

(1)

We compute “cash” measures by excluding the goodwill impairment charge in Q2 2009 and the after-tax impact of amortization of other intangibles. Cash measures are non-GAAP measures. See page 2 of this release for more information including a reconciliation.

Canadian Banking net income was $669 million, down $40 million from last year due to higher provision for credit losses (PCL) and spread compression reflecting sharply lower interest rates. Compared to last quarter, earnings were up $88 million primarily reflecting seasonal factors, continued volume growth and higher mutual fund distribution fees due to capital appreciation. We drove operating leverage of 3% and an efficiency ratio of 47.1%, with expenses flat compared to last quarter and slightly down from last year.

“Canadian Banking grew volumes by 11% over last year and continues to profitably gain market share. Importantly, we have been able to support this double-digit growth without increasing operating costs, reflecting our ongoing cost discipline,” Nixon said.

Wealth Management net income was $168 million, down $18 million from last year mainly due to the impact of the market decline. Compared to the prior quarter, net income was up $42 million due to higher transaction volumes and fee-based client assets reflecting an improvement in capital market conditions.

“In our Wealth Management segment, we started to see asset levels recover and investor confidence return to the market. We had industry-leading long term fund sales in Canada and added over 100 experienced advisors globally,” Nixon said.

Insurance net income was $167 million, up $30 million over last year reflecting growth in all businesses and lower funding charges. Net income was up $54 million from last quarter due to favourable actuarial adjustments reflecting management actions and assumption changes, favourable claims experience, business growth and the impact of a new U.K. reinsurance annuity arrangement.

“Insurance contributes to our diversified earnings stream and complements our retail product offering. We continue to grow across all businesses and expand our distribution network,” Nixon said

International Banking net loss of $95 million compares to a net loss of $16 million last year and a net loss of $1,126 million last quarter. The change from last year is due to higher PCL, largely in U.S. banking and reduced revenue at RBC Dexia IS. The change from last quarter is largely due to a goodwill impairment charge of $1 billion (US$838 million) taken in the second quarter of 2009 and lower PCL in U.S. banking this quarter.

“The credit profile in our US retail operations is showing signs of improvement as the rate of deterioration in our loan portfolios slowed. We remain committed to refining our U.S. banking operating model to become more efficient and competitive. Our Caribbean banking business continues to perform well,” Nixon said.

Capital Markets net income was $562 million, up $293 million from a year ago due to stronger trading revenue particularly in U.K., U.S. and Canadian fixed income and money markets, and U.S.-based equity businesses. Lower market environment-related losses also contributed to the increase. Compared to last quarter, net income was up $142 million primarily due to higher trading revenue, particularly in our U.S.-based equity and fixed income businesses and lower market environment-related losses.

“Capital Markets again displayed the benefits of its robust and diverse platform. RBC Capital Markets continues to rank number one or two domestically in virtually every league table. Moreover, as Canada’s only global investment bank, we believe we are extremely well positioned to take advantage of market opportunities,” Nixon said.

Credit quality – Total PCL of $770 million increased $436 million from a year ago largely due to higher specific PCL of $384 million, reflecting higher loss rates consistent with the current economic environment, and an addition of $61 million to the general provision in the current quarter. Compared to last quarter, total PCL decreased $204 million as discussed below.

In Canadian Banking, specific PCL of $340 million decreased $11 million over last quarter due to lower business lending provisions, partially offset by higher loss rates in unsecured retail portfolios including credit cards.

In International Banking, specific PCL of $230 million decreased $59 million compared to last quarter mainly attributable to U.S. banking, particularly in our residential builder finance, residential mortgages and lot loan portfolios as a result of the declining pace of credit deterioration. The impact of the stronger Canadian dollar on U.S. dollar denominated PCL also contributed to the decrease. These factors were partially offset by higher impaired loans in our commercial portfolio.

In Capital Markets, specific PCL of $177 million increased $32 million from last quarter primarily related to a single loan as well as a few other impaired loans mainly in our Canadian corporate lending portfolio.

The general provision of $61 million ($40 million after-tax) related to U.S. banking. This compares to $223 million ($146 million after-tax) last quarter, which reflected higher provisions predominately in U.S. banking and, to a lesser extent, our Canadian retail lending portfolio.

Non-GAAP measures

We believe that excluding the goodwill impairment charge and the impact of amortization of other intangibles from net income will provide readers with a better understanding of management’s perspective on our performance. Cash measures do not have standardized meanings under GAAP and are not necessarily comparable with similar information disclosed by other financial institutions. The calculation of these cash measures found in the following table should also enhance the comparability of our financial performance with the corresponding prior periods.

	For the three months ended			For the nine months ended
(C$ millions, except per share and percentage amounts)	July 31 2009	April 30 2009	July 31 2008	July 31 2009	July 31 2008
Net income	$1,561	$(50)	$1,262	$2,564	$3,435
add: Goodwill impairment charge	-	1,000	-	1,000	-
After-tax effect of amortization of other intangibles (1)	41	43	36	135	85
Cash net income	$1,602	$993	$1,298	$3,699	$3,520
Diluted earnings per share (2)	$1.05	$(.07)	.92	$1.70	$2.57
add: Impact of goodwill impairment charge	-	.71	-	.71	-
After-tax effect of amortization of other intangibles (1)	.03	.03	.03	.10	.07
Cash diluted earnings per share (2)	$1.07	$.66	.95	$2.51	$2.63
ROE (2)	19.5%	(1.4)%	19.5%	10.7%	18.8%
Cash ROE (2)	19.0%	12.3%	19.7%	15.3%	19.1%

(1)	Excludes the amortization of computer software intangibles.
(2)	Based on actual balances before rounding.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our medium-term objectives, our strategic goals and priorities, and the economic and business outlook for us, for each of our business segments and for the Canadian, United States and international economies. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, liquidity and funding risks, and other risks discussed in the Risk, capital and liquidity management section of our Q3 2009 Report to Shareholders and in our 2008 Annual Report to Shareholders; market environment impacts, including the impact of the volatility in the financial markets and potential lack of liquidity in certain credit markets, and our ability to effectively manage our liquidity and our capital ratios and implement effective risk management procedures; general business and economic conditions, including recessionary conditions in Canada, the United States and certain other countries in which we conduct business; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; changes to our credit ratings; and development and integration of our distribution networks.

We caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk, capital and liquidity management section of our Q3 2009 Report to Shareholders, and in our 2008 Annual Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q3 2009 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Thursday, August 27, 2009 at 7:30 a.m. (EST) and will feature a presentation about our third quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2217 or 1-866-696-5910). Please call between 7:20 a.m. and 7:25 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 pm (EST) on August 27 until November 30, 2009 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (416-695-5800 or 1-800-408-3053, passcode 4024572#).

Media Relations Contact

Stephanie Lu, Head, Media & Public Relations, stephanie.lu@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Marcia Moffat, VP & Head, Investor Relations, marcia.moffat@rbc.com, 416-955-7803

Bill Anderson, Director, Investor Relations, william.anderson@rbc.com, 416-955-7804

Josie Merenda, Director, Investor Relations, josie.merenda@rbc.com, 416-955-7809

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, one of North America’s leading diversified financial services companies and among the largest banks in the world, as measured by market capitalization. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 80,000 full- and part-time employees who serve more than 18 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 53 other countries. For more information, please visit rbc.com.

Trademarks used in this release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.